UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 31, 2015**

Independence Holding Company
(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification Number)

96 Cummings Point Road
Stamford, CT 06902
(Address of principal executive offices, including zip code)

(203) 358-8000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD.

On July 31, 2015, Independence Holding Company issued the press release attached hereto as Exhibit 99.1.

The information in this Item 7.01 (including Exhibit 99.1) is being furnished, not filed, pursuant to Regulation FD. Accordingly, the information in this Item 7.01 will not be incorporated by reference into any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of the information in this Item 7.01 is not intended to, and does not, constitute a determination or admission by the Company that this information is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Company.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated July 31, 2015: Independence Holding Company Completes the Sale of Run-Off Blocks of Individual Life and Annuities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Date: July 31, 2015

By: */s/ Loan Nisser*

Name: Loan Nisser
Title: Vice President and
Secretary

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: Loan Nisser
(646) 509-2107
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY COMPLETES THE SALE OF RUN-OFF BLOCKS OF INDIVIDUAL LIFE AND ANNUITIES

Stamford, Connecticut, July 31, 2015. Independence Holding Company (NYSE:IHC) today announced that its subsidiaries, Madison National Life Insurance Company, Inc. ("MNL") and Standard Security Life Insurance Company of New York, have successfully completed the reinsurance of substantially all of their run-off blocks of individual life and annuities and the sale of MNL's infrastructure related to those blocks to National Guardian Life Insurance Company for an aggregate of $42 million in cash. The agreement to enter into the transaction was announced on June 15, 2015.

About Madison National Life Insurance Company, Inc.

Madison National Life Insurance Company, Inc. is domiciled in Wisconsin and licensed to sell insurance products in 49 states, the District of Columbia, Guam, American Samoa and the U.S. Virgin Islands. Its core products and services are group life and disability income and specialty health insurance. It is rated A- (Excellent) for financial strength by A.M. Best Company, a widely recognized rating agency that rates insurance companies on their relative financial strength and ability to meet policyholder obligations (an A++ rating from A.M. Best is its highest rating).

About Independence Holding Company

Independence Holding Company is a holding company principally engaged in the life and health insurance business, and the acquisition of blocks of policies, through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its marketing and administrative affiliates. Standard Security Life furnishes medical stop-loss, group major and limited medical, short-term medical, group long-term and short-term disability, group life, short-term, employer-mandatory disability benefit policies in New York, group and individual dental, vision and various supplemental products. Madison National Life sells group life and disability, group limited medical, group and individual dental, and various supplemental products. Independence American offers pet insurance, non-subscriber occupational accident, short-term medical, medical stop-loss, group and individual dental and various supplemental products. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which Independence Holding Company (IHC) operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.